FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of August, 2013

           Brazilian Distribution Company
(Translation of Registrant’s Name Into English)

Av. Brigadeiro Luiz Antonio,
3142 São Paulo, SP 01402-901
     Brazil
(Address of Principal Executive Offices)

        (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F   X   Form 40-F

        (Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (1)):

Yes ___ No   X

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (7)):

Yes ___ No   X

        (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ___ No   X

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

PUBLICLY HELD COMPANY WITH AUTHORISED CAPITAL

CNPJ/MF nº 47.508.411/0001‐56

NIRE 35.300.089.901

EXTRACT FROM THE MINUTES OF THE BOARD OF DIRECTORS MEETING

HELD ON THE 29TH OF AUGUST 2013

1.            DATE, TIME AND PLACE: On the 29th of August, 2013, at 2:00 p.m., at the registered offices of Companhia Brasileira de Distribuição (the “Company”), at Avenida Brigadeiro Luís Antônio, No. 3.142, city and state of São Paulo.

2.            CONDUCTION OF THE MEETING: Chairman: Abilio dos Santos Diniz; Secretary: Julian Fonseca Peña Chediak.

3.             CALL TO ORDER AND ATTENDANCE: The meeting was duly called pursuant to article 15 of the Company’s Charter and article 8 of the Internal Regulation of the Company’s Board of Directors. Mr. Abilio dos Santos Diniz, Mr. Luiz Fernando Figueiredo, Mr. Eleazar de Carvalho Filho, Mr. Luiz Augusto de Castro Neves, Mr. Roberto Oliveira de Lima, Mr. Guilherme Affonso Ferreira, Mr. Fábio Schvartsman, Mr. Pedro Henrique Chermont de Miranda, Mr. Jean Charles Henri Naouri, Mr. Ronaldo Iabrudi, Mr. Antoine Marie Remi Lazars Giscard d’Estaing, Mr. Arnaud Strasser, Mr. Ulisses Kameyama, Mrs. Maria Helena dos Santos Fernandes Santana and Mr. Modesto Carvalhosa were present. Also present, as guests, Mr. Enéas Pestana, Mr. Christophe Hidalgo, Mr. German Quiroga, Mr. José Roberto Tambasco, Mr. Vitor Faga, Mrs. Daniela Sabbag and Mr. André Rizk.

4. AGENDA: (i) Resolution regarding the issuance of new shares within the Company’s stock option plan; (ii) Approval of the Company’s Policies on the Disclosure and Use of Material Information and on the Preservation of Confidentiality and on the Trading of Securities issued by the Company, in accordance with the recommendation of the Company’s Corporate Governance Committee; and (vii) Nomination of Mr. Modesto Carvalhosa as member of the HR Committee.

5. RESOLUTIONS: As the meeting was commenced, the members of the Board of Directors discussed the issues comprised in the agenda and approved the following resolutions:

5.1. The Board members discussed about the Stock Option Plan of the Company approved at the General Meeting held on December 20th, 2006 (hereinafter referred to as “Plan”), and decided the following:

5.1.1. In view of the exercise of Series A5 Silver and Gold, A6 Silver and Gold and A7 Silver and Gold of the Plan, the Board members unanimously approved, within the authorized share capital of the Company, as set forth in Article 6 of the Company’s Charter, the increase of the Company’s share capital in the amount of R$ 877,618.51 (eight hundred and seventy-seven thousand, six hundred and eighteen Reais and fifty-one cents), corresponding to 26,310 (twenty-six thousand and three hundred and ten) preferred shares issued by the Company, divided as follows:

(i) 3,883 (three thousand, eight hundred and eighty-three) preferred shares, at the issuance price of R$54.69 (fifty-four Reais and sixty-nine cents) per share, determined in accordance with the Plan, in the total amount of R$212,361.27 (two hundred and twelve thousand, three hundred and sixty-one Reais and thirty-four cents), in connection with the exercise of A5 Final Silver Series;

(ii) 3,881 (three thousand, eight hundred and eighty-one) preferred shares, at the issuance price of R$0.01 (one cent) per share, determined in accordance with the Plan, in the total amount of R$38.81 (thirty-eight Reais and eighty-one cents), in connection with the exercise of A5 Final Gold Series;

(iii) 4,844 (four thousand, eight hundred and forty-four) preferred shares, at the issuance price of R$64.13 (sixty-four Reais and thirteen cents) per share, determined in accordance with the Plan, in the total amount of R$310,645.72 (three hundred and ten thousand, six hundred and forty-five Reais and seventy-two cents), in connection with the exercise of A6 Silver Series;

(iv) 4,842 (four thousand, eight hundred and forty-two) preferred shares, at the issuance price of R$0.01 (one cent) per share, determined in accordance with the Plan, in the total amount of R$48.42 (forty-eight Reais and forty-two cents), in connection with the exercise of A6 Gold Series;

(v) 4,431 (four thousand, four hundred and thirty-one) preferred shares, at the issuance price of R$80.00 (eighty Reais) per share, determined in accordance with the Plan, in the total amount of R$ 354,480.00  (three hundred and fifty-four thousand, four hundred and eighty Reais), in connection with the exercise of A7 Silver Series; and

(vi) 4,429 (four thousand, four hundred and twenty-nine) preferred shares, at the issuance price of R$0.01 (one cent) per share, determined in accordance with the Plan, in the total amount of R$44.29 (forty-four Reais and twenty-nine cents), in connection with the exercise of A7 Gold Series.

The preferred shares now issued shall have the same characteristics and conditions and shall be entitled to the same rights and benefits as the preferred shares existing on the present date, including the entire right to the dividends and other benefits that may be declared as from this date, in accordance with the Company’s Charter.

5.1.2. As a consequence, the Company’s share capital shall pass from R$ 6,758,931,083.43 (six billion, seven hundred and fifty-eight million, nine hundred and thirty-one thousand and eighty-three Reais and forty-three cents) to R$6,759,808,701.94 (six billion, seven hundred and fifty-nine million, eight hundred and eight thousand, seven hundred and one Reais and ninety-four cents), fully subscribed and paid in, divided into 264,318,192 (two hundred and sixty-four million, three hundred and eighteen thousand, one hundred and ninety-two) shares with no par value, 99,679,851(ninety-nine million, seven hundred and seventy-nine thousand, eight hundred and fifty-one) of which are common shares and 164,638,341 (one hundred and sixty-four million, six hundred and thirty-eight thousand, three hundred and forty-one) of which are preferred shares.

5.2. The Board members unanimously approved the Company’s Policies on the Disclosure and Use of Material Information and on the Preservation of Confidentiality and on the Trading of Securities issued by the Company, in accordance with the recommendation of the Company’s Corporate Governance Committee. Mrs. Maria Helena Fernandes dos Santos Santana made a presentation regarding the main aspects of the proposal, having the members of the Board decided to approve, by unanimous vote, such policies.

5.3. The members of the Board unanimously approved, in accordance with the recommendation of the Company’s Human Resource and Compensation Committee, the election of Mr. Modesto Carvalhosa as member of the Human Resources and Compensation Committee of the Company.

5. APPROVAL AND SUBMISSION OF MINUTES: Having nothing to discuss further, the proceedings were adjourned and the minutes were prepared. Once the proceedings were resumed, the minutes were read and approved, all the attending Board members having signed them. São Paulo, 29th of August, 2013. Signatures: Chairman – Abilio dos Santos Diniz; Secretary – Julian Fonseca Peña Chediak. Abilio dos Santos Diniz, Luiz Fernando Figueiredo, Eleazar de Carvalho Filho, Luiz Augusto de Castro Neves, Roberto Oliveira de Lima, Guilherme Affonso Ferreira, Fábio Schvartsman, Pedro Henrique Chermont de Miranda, Jean Charles Henri Naouri, Ronaldo Iabrudi, Antoine Marie Remi Lazars Giscard d’Estaing, Arnaud Strasser, Ulisses Kameyama, Maria Helena dos Santos Fernandes Santana and Modesto Carvalhosa. I certify, for due purposes, that this is an extract from the minutes registered with the relevant book, in accordance with section 130, paragraph 3 of Law No. 6.404/76 as amended.

Julian Fonseca Peña Chediak

Secretary

SIGNATURES

        Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO
Date: August 30, 2013	By: /s/ Enéas César Pestana Neto Name: Enéas César Pestana Neto Title: Chief Executive Officer
By: /s/ Daniela Sabbag Name: Daniela Sabbag Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.